Mail Stop 3561

December 28, 2007

William L. Gipson, President and Chief Executive Officer
The Empire District Electric Company
602 Joplin Street
Joplin, MO 64801

>   **Re: The Empire District Electric Company**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 16, 2007**

Dear Mr. Gipson:

        We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 9
Benchmarking, page 9

1.   We note that throughout the Compensation Discussion and Analysis discussion, you indicate that elements of compensation, including total compensation are determined by reference to benchmarks. For example, on page ten under the sub-heading "Base Salary," you indicate that you establish base salary levels near the 25th percentile of the national market. Please expand your discussion of each of the benchmarks used by the compensation committee to explain why these levels are appropriate for your company and how the levels are established.

2.   We note that the compensation consultant uses a "proprietary national market survey" and that this survey "plays a significant role" in the compensation

> committee's assessment of the market. Please disclose the companies underlying this survey.

Base Salary, page 10

3.   Please expand the discussion regarding the chief executive officer's role in determining compensation to disclose whether he is involved with the deliberations of the committee.

Annual Cash Incentives, page 10

4.   Please expand the discussion of the Executive Officer Annual Incentive Plan (AIP) to include a discussion of how the performance measures and metrics of the AIP are developed, as we note your indication that they are "developed from the broad corporate goals." Please disclose whether the individual executive officer is involved in drafting the AIP. Please also include additional detail regarding the performance measures and metrics included in the AIP. Please disclose whether any of the measures are quantitative and what those measures were for 2006 and will be for 2007. To the extent you believe disclosure of these measures is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the measures would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the measures or other factors.

Potential Payments upon Termination and Change in Control

5.   With respect to the potential payments upon termination and change of control, please discuss and analyze how the amounts payable were negotiated and how and why the company agreed to the specified amounts.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Blair Petrillo, Staff Attorney, at (202) 551-3550, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director